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                                    FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934


                          For the Month of August, 2001
                         Commission File Number 0-30040
                                                -------


                  VoiceIQ INC., formerly BCB VOICE SYSTEMS INC.
                  ---------------------------------------------
                 (Translation of Registrant's name into English)


               240 Riviera Drive, Markham, Ontario I3R 5M1 Canada
               --------------------------------------------------
                    (Address of principal executive offices)


         [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                 Form 20-F [X]                   Form 40-F [ ]


         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                       Yes [ ]                          No [X]






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This Form 6-K consists of a copy of the news release of the Registrant issued on August 21, 2001


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                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                           VoiceIQ Inc.




                                           By: /s/ Larry Beard
                                               --------------------
                                               [Name: Larry Beard]
                                               [Title: Chief Financial Officer]




Date: August 27, 2001





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For Immediate Release                                               VIQ:CDNX

   VOICEIQ SIGNS OEM AGREEMENT WITH COURT REPORTING CONSULTANTS, LLC/ADVANCED
                             LEGAL TECHNOLOGIES, LLC


Markham, Ontario - August 21, 2001 - VoiceIQ Inc. (VIQ:CDNX) today announced it has signed an original equipment manufacturing (OEM) and distribution agreement with Court Reporting Consultants, LLC (CRC), an internationally recognized court reporting and consulting company as well as the developer of the internationally used Manager(TM) case management application in use in over 360 companies in the U.S. and Europe.

Under the terms of the agreement, VoiceIQ will provide VoiceIQ's CourtABLE Lite software to CRC in three phases over the next year. CRC will market the product to its extensive customer base of court reporting companies, under the name Digital Reporter(TM). Sales to VoiceIQ resulting from this agreement are conservatively estimated at US $7 Million dollars over the next eighteen months.

"We are very pleased to have CRC as a partner," said Dale Beeston, VoiceIQ's President. "CRC is the preeminent court-reporting consulting company in the U.S. They have ongoing relationships with more than 400 court-reporting firms and access to over 150,000 court reporters. This extensive customer base will be invaluable as we look to further penetrate the U.S. legal and court market."

Tonie M. Wallace, Registered Professional Reporter and CEO of Court Reporting Consultants, commented: "Technology is rapidly changing the face of the legal industry. Competitive advantage is key. All business processes are being scrutinized to identify areas for improvement. Our team is very focused on providing best-of-breed solutions and services to our clients. We are using the integration between Advanced Legal Manager and CourtABLE Lite to build a digital solution applicable to court reporters in all facets of their business."

Court Reporting Consultants, LLC (CRC) is a Winchester, Virginia-based consulting firm owned and managed by Tonie M. Wallace, RPR with clients in the USA, Canada and Europe. The company has offices in 25 major cities across the United States, with their technology training centers located in Denver, CO, Oklahoma City, OK and Winchester, VA. With nearly 60 employees including seasoned business and software professionals, they are a technology-driven progressive firm offering solutions to the legal profession. In addition to their own court reporting firm, Country Court Reporters Inc., CRC provides organizational and strategic management consulting and coaching services and software applications to court reporters and firm owners. Their business focuses on providing: strategic planning, resource sharing, case management database development and design, dynamic media litigation support software as well as hardware/software system design, network installation and setup.

VoiceIQ provides voice capture, management and processing functions on common framework application tools that run on virtually any hardware. VoiceIQ's e-business platform is XML based, scaleable and accomodates voice authentication, keyword spotting and voice recognition in an Internet/Intranet multimedia environment. This technology treats voice as data, using artificial intelligence for information interactions through data mining and natural language understanding. VoiceIQ has partnered with leading transcription, consulting-IT providers-systems integrators and services the legislative, court and healthcare sectors in 7 countries with ongoing testing in the telecommunications and government sectors.

This news release contains forward-looking information. Actual results may vary. For more information contact:




Investor Relations                      Media Relations:
Alphus Inc.                             Jonathon Shore
(416) 323-3888 or (877) 699-9166          (416) 323-3888 Ext. 226


The Canadian Venture Exchange has neither approved nor disapproved the information herein.